UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*
Maxco, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
577723109

(CUSIP Number)
February 28, 2005

(Date of Event Which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

















CUSIP No. 577723109
Page 1 of 6 pages

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Daryle L. Doden

2. Check the Appropriate Box if a Member
of a Group (See Instructions)
(a)...................................................................

(b) X- Joint Filing Only

3. SEC Use Only ...........................................................


4. Citizenship or Place of Organization:  United States

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

5.
Sole Voting Power:  250,000 (See Item 4(i))

6.
Shared Voting Power:  95,800 (See Item 4(ii))

7.
Sole Dispositive Power:  250,000 (See Item 4(i))

8.
Shared Dispositive Power:  95,800 (See Item 4(ii))

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person:  250,000

10.
Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions): X

11.
Percent of Class Represented by Amount in Row (9):  8%

12.
Type of Reporting Person (See Instructions):  IN



CUSIP No. 577723109
Page 2 of 6 pages


1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Contractor Supply Incorporated
Tax ID No.  32-0042914


2. Check the Appropriate Box if a
Member of a Group (See Instructions)
(a)
(b) X- Joint Filing Only


3. SEC Use Only ........................................................

4. Citizenship or Place of Organization:  State of Indiana

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

5. Sole Voting Power:  250,000	(See Item 4(i))

6. Shared Voting Power:  0

7. Sole Dispositive Power:  250,000  (See Item 4(i))

8. Shared Dispositive Power: 0


9. Aggregate Amount Beneficially Owned by Each Reporting
Person:  250,000

10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)


11. Percent of Class Represented by Amount in Row (9):  8%


12. Type of Reporting Person (See Instructions):  CO





CUSIP No. 577723109
Page 3 of 6 pages


Item 1.
(a) The name of the Issuer is Maxco, Inc.
(b) The Address of the Issuer's Principal
Executive Offices is 1118 Centennial Way, Lansing, MI  48917.

Item 2.
(a) The names of the persons filing this statement are Daryle L. Doden, an individual ("Mr. Doden"), and Contractor Supply Incorporated, an
Indiana corporation ("CSI"),
(collectively, the "Filers").

b) The address of the Principal Business Office of the Filers is 1610 S. Grandstaff Dr., Auburn, IN 46706.

c) For Citizenship information, see Row 4 on the respective cover sheet for each Filer.
(d) This statement relates to the Common Stock of the Issuer.
(e) The CUSIP Number of the common stock of the Issuer is 577723109.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:
	Not applicable.

Item 4.  Ownership
See Rows 5-9, and Row 11 on the cover page for each Filer.
In addition:
(i) CSI has purchased, and is the direct beneficial owner, of 250,000 shares of the common stock of the Issuer.
Mr. Doden is the sole shareholder, and President of CSI, and thus under Rule 13d-3, Mr. Doden is the indirect beneficial owner of the 250,000 shares held by CSI due to his power to direct the voting or disposition of the 250,000 shares held by CSI.

(ii) Master Works Foundation, Inc., an Indiana non-profit corporation, tax ID No. 35-1752152
("MWFI") has purchased, and is
the direct beneficial owner of, 95,800 shares of the common stock of the Issuer(which is approximately
3% of the aggregate number of the outstanding shares of common stock of the Issuer).
The aggregate number of shares listed in Row 9 for Mr. Doden does not include the 95,800 shares owned by MWFI.
Mr. Doden represents a one-third member, is President, and one of the Directors of MWFI. However, Mr. Doden shares a one-third power to vote and dispose of the 95,800 shares with Brenda Doden, his wife, and Eric Doden, his son, the other 2 members-directors of MWFI. Mr. Doden disclaims any beneficial ownership of the 95,800 shares held by MWFI.





CUSIP No. 577723109
Page 4 of 6 pages

Item 5.  	Ownership of Five Percent or Less
	Not applicable.

Item 6.  	Ownership of More than Five Percent on Behalf
of Another Person
	Not applicable.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company or Control Person
	Not applicable.

Item 8.  	Identification and Classification of Members
of the Group
	Not applicable.

Item 9. 	Notice of Dissolution of Group
	Not applicable.

Item 10.  Certification
	By signing below, each of the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2005				/s/Daryle L. Doden
							Daryle L. Doden


Dated: March 7, 2005				Contractor Supply Incorporated

							/s/Daryle L. Doden
							By: Daryle L. Doden
							Title: President











CUSIP No. 577723109
Page 5 of 6 pages

Exhibit Index

Exhibit 1  	Joint Filing Agreement dated as of
March 7, 2005, between Daryle L. Doden and
Contractor Supply Incorporated.























CUSIP No. 577723109
Page 6 of 6 pages


Exhibit 1

Joint Filing Agreement

	The undersigned hereby agree to the joint filing of the Schedule 13G to which this Joint Filing
Agreement is attached.

Dated: March 7, 2005			/s/Daryle L. Doden
						Daryle L. Doden



Dated: March 7, 2005			Contractor Supply Incorporated
						/s/Daryle L. Doden
						By: Daryle L. Doden
						Title: President